================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 15)

                                 PROLOGIS TRUST

                                (NAME OF ISSUER)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                   743410 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 29, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)
                              (Page 1 of 11 Pages)
================================================================================

                                  SCHEDULE 13D

-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 2 of 11
-----------------------------                          -------------------------



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             49,903,814
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           49,903,814
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,903,814
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 3 of 11
-----------------------------                          -------------------------



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             49,903,814
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           49,903,814
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,903,814
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 4 of 11
-----------------------------                          -------------------------



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            SC Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             49,903,814
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           49,903,814
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,903,814
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 5 of 11
-----------------------------                          -------------------------



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             49,903,814
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           49,903,814
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,903,814
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                          -------------------------
   CUSIP NO. 861907 10 3                                     Page 6 of 11
-----------------------------                          -------------------------



--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
            Security Capital Warehouse Distribution Business Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2869170

--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]

                                                                      (b)   [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY

--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK, OO
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
--------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             49,903,814
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           49,903,814
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      49,903,814
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
--------------------------------------------------------------------------------

            This Amendment No. 15 (this "Amendment") is being filed to a
Schedule 13D filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("Group"), SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Group ("SC Capital"), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Warehouse Distribution Business Trust, a Maryland real estate investment trust and subsidiary of Operations (formerly West Mixed-Use Realty Investors Trust, "West"), and amends the Schedule 13D filed by Group, SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old Group"), and William D. Sanders, an individual, on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995, September 30, 1995,
August 21, 1996, September 26, 1997, April 30, 1997, October 8, 1997, April 26,
1999, December 11, 2001, December 17, 2001, and March 11, 2002 (as so amended, the "13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

            On April 29, 2002, pursuant to Section 2.6(a) of the Merger Agreement, GE Capital elected (the "Stock Election") to make 39,121,830 shares of the Common Stock beneficially owned by Security Capital a part of the Merger Consideration and to reduce the amount of cash to be included in the Merger Consideration pursuant to the terms of such Section 2.6(a). In accordance with
Section 2.6(c) of the Merger Agreement, GE Capital has the right to revoke the Stock Election at any time on or before May 4, 2002. A copy of the Stock Election is attached hereto as Exhibit 6 and incorporated herein by reference.

            The aggregate number of shares of ProLogis Common Stock to be distributed by Security Capital at the Effective Time pursuant to the Stock Election described above will be based on the actual number of Shares of Security Capital outstanding at such time. Based on the current number of outstanding Shares of Security Capital, GE Capital's Stock Election will result in Security Capital retaining approximately 9.8% of the outstanding shares of ProLogis Common Stock following the Merger.

            If 39,121,830 shares of ProLogis Common Stock are distributed as Merger Consideration, Group will own approximately 9.8% of the ProLogis Common Stock after the Merger. Accordingly, at such time, and for as long as Group owned less than 10% of the ProLogis Common Stock, Group would no longer have the right to designate any persons for nomination to the ProLogis Board of Trustees, pursuant to the Third Amended and Restated Investor Agreement between Group and ProLogis (the "Investor Agreement"). Similarly, upon completion of the merger and distribution of 32.8 million shares of ProLogis Common Stock, Group would no longer have approval rights with respect to ProLogis actions including:

            (1) the issuance of equity securities or securities convertible into equity securities (other than issuances in connection with option, dividend reinvestment and similar plans) for less than the fair market value of such securities;

            (2) the issuance of any preferred shares which would result in the fixed charge coverage ratio (as defined in the investor agreement) being less than 1.4 to 1.0;

            (3) adopting any employee benefit plans under which common shares may be issued;

            (4)   the compensation of ProLogis' senior officers; and

            (5) the incurrence of additional indebtedness which would result in the interest expense coverage ratio (as defined in the investor agreement) being less than 2.0 to 1.0.


            Both prior to and following the Merger, Group will continue to be the beneficial owner of ProLogis Common Stock, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Group is subject or which otherwise apply to the purchase or sale of ProLogis Common Stock including, without limitation, the Merger Agreement. Subject to these requirements and limitations, however, Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 6 Letter from General Electric Capital Corporation to Security Capital Group Incorporated dated April 29, 2002.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL GROUP INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Senior Vice President and
                                                    Secretary


                                         SC CAPITAL INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary


                                         SC REALTY INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary


                                         SECURITY CAPITAL OPERATIONS
                                         INCORPORATED


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary

                                         SECURITY CAPITAL WAREHOUSE
                                         DISTRIBUTION BUSINESS TRUST


                                         By: /s/ Jeffrey A. Klopf
                                            ----------------------------------
                                            Name:   Jeffrey A. Klopf
                                            Title:  Secretary



            April 29, 2002

                                  Exhibit Index


Exhibit 6 Letter from General Electric Capital Corporation to Security Capital Group Incorporated dated April 29, 2002.